__________________________________________________________________________________

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the Date of 29 October 2003

BHP Billiton Limited

ABN 49 004 028 077

Level 27, 180 Lonsdale Street

Melbourne Victoria 3000

Australia

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Date	29 October 2003
Number	33/03

BHP BILLITON RESULTS FOR THE

THREE MONTHS ENDED 30 SEPTEMBER 2003

  EBITDA up 9.8% to US$1,397 million and EBIT up 10.8% to US$935 million.

  Attributable profit of US$518 million and earnings per share of 8.3 US cents impacted by adverse movements in exchange rates compared with the corresponding period.

  Record quarterly Western Australian iron ore production and shipments.

  Record quarterly aluminium production following early commissioning of the Mozal 2 expansion in Mozambique.

  In October 2003, gas production began from the Ohanet wet gas development in Algeria and first metal produced at the Hillside 3 aluminium smelter expansion in South Africa, six months ahead of schedule.

  Interim dividend of 8.0 US cents per share declared, an increase of 14.3% compared to the prior year interim dividend.

Three months ended 30 September	2003 US$M	2002 US$M	Change %
Turnover (1)	4 826	3 922	23.0%
EBITDA (1) (2) (3)	1 397	1 272	9.8%
EBIT (1) (2) (3)	935	844	10.8%
Attributable profit (1) (2)	518	572	-9.4%
Basic earnings per share (US cents) (1) (2)	8.3	9.2	-9.8%
EBITDA interest coverage (times) (1) (2) (3) (4)	12.8	12.6	1.6%

(1) Including the Group's share of joint ventures and associates.

(2) There were no exceptional items in the three months ended 30 September 2003. Excluding exceptional items in the three months ended 30 September 2002.

(3) EBIT is earnings before interest and tax. EBITDA is EBIT before depreciation and amortisation of US$462 million and US$428 million for the three months ended 30 September 2003 and 2002 respectively. We believe that EBIT and EBITDA provide useful information, but should not be considered as an indication of, or alternative to, net profit as an indicator of operating performance or as an alternative to cash flow as a measure of liquidity.

(4) For this purpose, net interest includes capitalised interest and excludes the effect of discounting on provisions and exchange differences arising from net debt.

The above financial results are prepared in accordance with UK generally accepted accounting principles (GAAP) and are unaudited. Financial results in accordance with Australian GAAP are provided on page 12. All references to the corresponding period are to the three months ended 30 September 2002.

RESULTS FOR THE THREE MONTHS ENDED 30 SEPTEMBER 2003

Commentary on the Group Results

Introduction

During the quarter the Group benefited from solid operating performance with quarterly EBITDA for the period of US$1,397 million. Attributable profit excluding exceptional items was US$518 million, 9.4% lower than last year's result of US$572 million. Compared with the corresponding period, the financial results reflect an unfavourable non-cash exchange impact of approximately US$215 million arising mainly from the translation of non US dollar denominated net monetary liabilities. Excluding this non-cash impact, the results were significantly stronger than the corresponding period, reflecting generally higher prices and sales volumes.

Western Australian iron ore production of 22.0 million tonnes (100 per cent terms) and despatches of 21.5 million tonnes (100 per cent terms) were both quarterly records, reflecting strong demand in all Asian markets, particularly China. Quarterly aluminium production was also a record at 282,000 tonnes, following the early commissioning of the Mozal 2 expansion in Mozambique.

Solid progress with our pipeline of projects continued during the quarter with first metal being recently cast at the Hillside aluminium smelter expansion in South Africa. Gas production began in October 2003 at the Ohanet wet gas development in Algeria.

The Income Statement

Turnover rose by 23.0% to US$4,826 million, mainly due to higher sales volumes of copper, aluminium, diamonds, iron ore and metallurgical coal and higher prices for copper, nickel, chrome, petroleum products, aluminium, iron ore, hot briquetted iron, energy coal, manganese, diamonds and alumina. In addition, sales of third party products increased by US$405 million to US$1,045 million. These factors were partly offset by lower sales volumes of petroleum products and titanium feedstock products.

Earnings before interest, tax, depreciation and amortisation (EBITDA) increased by 9.8% to US$1,397 million from US$1,272 million in the corresponding period.

Earnings before interest and tax (EBIT) were US$935 million compared with US$844 million in the corresponding period, an increase of 10.8%. This increase was due mainly to generally higher commodity prices. Offsetting factors were exchange rate impacts, inflationary pressures, higher exploration expense and increased price-linked costs. Please refer to pages 5 and 6 for further analysis of the factors affecting turnover and EBIT.

Net interest on borrowings and cash was marginally higher at US$109 million compared to US$101 million in the corresponding period.

Exchange losses on net debt were US$28 million compared with gains of US$31 million in the corresponding period, mainly in relation to the translation of rand denominated debt of companies which account in US dollars as their functional currency. The rand appreciated by 5% during the current period compared with depreciation of 2% in the corresponding period.

The tax charge was US$285 million, representing an effective rate of 35.1%, compared with 24.8% in the corresponding period. Excluding the impacts on tax of non tax-effected foreign currency adjustments, translation of tax balances and other functional currency translation adjustments, the effective rate was 29.3%, compared with 33.2% in the corresponding period.

Attributable profit in the current period was US$518 million, a decrease of 9.4% from US$572 million in the corresponding period. This was mainly attributable to the unfavourable effect on interest and tax expense from the movement in the rand/US$ period-end exchange rates, partly offset by the higher EBIT in the current period.

Basic earnings per share was 8.3 US cents per share against 9.2 US cents per share in the corresponding period, a reduction of 9.8%, which reflected the reduction in attributable profit.

Dividend

An interim dividend of 8.0 US cents per share will be paid to BHP Billiton Limited and BHP Billiton Plc shareholders on 3 December 2003, an increase of 14.3% on the interim dividend of 7.0 US cents per share, paid in December 2002. The final dividend for the year ended 30 June 2003, paid in July 2003, was 7.5 US cents per share. The BHP Billiton Limited dividend will be fully franked for Australian taxation purposes.

Dividends for the BHP Billiton Group are determined and declared in US dollars. However, BHP Billiton Limited dividends are mainly paid in Australian dollars and BHP Billiton Plc dividends are mainly paid in pounds sterling to shareholders on the UK section of the register and South African rand to shareholders on the South African section of the register. The rates of exchange applicable two business days before the announcement date are used for conversion, and are detailed below.

The timetable in respect of this dividend will be:

Currency conversion - 27 October 2003

Last day to trade Johannesburg Stock Exchange (JSE) - 7 November 2003

Ex-dividend Australian Stock Exchange (ASX) - 10 November 2003

Ex-dividend Johannesburg Stock Exchange (JSE) - 10 November 2003

Ex-dividend London Stock Exchange (LSE) - 12 November 2003

Record - 14 November 2003

Ex-dividend Euronext Paris - 17 November 2003

American Depositary Shares (ADSs) each represent two fully paid ordinary shares and receive dividends accordingly. The record date for BHP Billiton Limited ADSs is 13 November 2003 and for BHP Billiton Plc ADSs is 14 November 2003.

BHP Billiton Plc shareholders registered on the South African section of the register will not be able to dematerialise or rematerialise their shareholdings, nor will they be able to effect transfers between the UK register and the South African register between the dates of 10 November 2003 and 14 November 2003.

The following table details the exchange rates applicable for conversion of the dividend payable on 3 December 2003:

Dividend 8.0 US cents	Exchange Rate	Dividend per ordinary Share in local currency
Australian cents	0.701358	11.41
British pence	1.694498	4.72
South African cents	6.925780	55.41
New Zealand cents	0.609600	13.12
Canadian cents	1.307300	10.46

Outlook

For the September quarter, product demand and economic activity in China has remained buoyant and the US and Japanese economies recorded gains. Activity in Europe continues to be weak.

In general, leading indicators of industrial production are rising, led by easier credit conditions, stronger equity markets and rising orders for manufactured goods, while in the major economies, housing and construction remain strong. The positive expectations this generates for product demand have been reflected in stronger commodity markets. For many commodities, stronger economic growth to date has been sufficient to drive down inventories and raise prices. The weak US dollar has also had the impact of pushing up the US dollar denominated commodity prices.

The diversity of our portfolio, and in particular the exposure we have to the stronger Asian economies, leaves us well placed to benefit from the improving global outlook, and the strength of our cash flows gives us the ability to respond to opportunities as and when they arise.

TRADING REVIEW

EBIT

The following table details the approximate impact of major factors affecting EBIT (excluding exceptional items) for the three months ended 30 September 2003 compared with the corresponding period.
US$M
EBIT for the three months ended 30 September 2002	844
Change in volumes	15
Change in sales prices	370
Price-linked costs	(15)
Inflation on costs	(50)
Costs	-
New and acquired operations	-
Exchange rates	(190)
Ceased, sold and discontinuing operations	(5)
Asset sales	10
Exploration	(30)
Other items	(14)

EBIT for the three months ended 30 September 2003	935

Volumes

Higher sales volumes of copper, aluminium, diamonds, iron ore and metallurgical coal increased EBIT by approximately US$85 million. This increase was partly offset by lower sales volumes of petroleum products and titanium feedstock products, resulting in a positive net volume impact on EBIT of approximately US$15 million.

Prices

Higher realised prices for copper, nickel, chrome, petroleum products, aluminium, iron ore, hot briquetted iron, energy coal, manganese, diamonds and alumina increased turnover by approximately US$370 million.

Costs

The Group's cost reduction initiatives lowered costs by approximately US$100 million. These reductions were offset by costs associated with the planned major maintenance program undertaken at Samancor Chrome (South Africa) and higher depreciation from the start-up of the Phase IV expansion project at Escondida (Chile). In addition, higher costs associated with an electrical outage at Alumar (Brazil) in July 2003 had an unfavourable impact on operating costs.

Increases in price-linked costs depressed EBIT by approximately US$15 million, mainly due to higher nickel ore supply costs to the QNI Yabulu refinery (Australia) and higher royalties and taxes for petroleum products.

Inflationary pressures, principally in South Africa and Australia, increased costs by approximately US$50 million.

Ceased, sold and discontinuing operations

The corresponding period included EBIT of approximately US$5 million mainly from the Alumbrera mine (Argentina), divested effective April 2003.

Asset sales

Sales of interests in junior exploration companies in September 2003, had a favourable impact on EBIT of approximately US$10 million.

Exchange rates

The impact of stronger A$/US$ and rand/US$ exchange rates on operating costs had an unfavourable impact on EBIT of approximately US$200 million. The conversion of rand and A$ denominated net monetary liabilities at balance sheet date also had an unfavourable impact on operating costs (approximately US$60 million). This was partly offset by gains on legacy A$/US$ currency hedging of approximately US$10 million in the current quarter, a favourable impact of approximately US$70 million when compared to losses of approximately US$60 million in the corresponding period.

Exploration

Exploration expense was up by approximately US$30 million. The capitalisation rate in the current quarter of 30.4% was similar to the September 2002 quarter of 33.3%, however, gross exploration spending in the current quarter was US$92 million compared with US$51 million in the corresponding period.

CONSOLIDATED PROFIT AND LOSS ACCOUNT

(prepared in accordance with UK GAAP)
Three months ended 30 September	2003		2002
US $ millions	Excluding Exceptional Items	Exceptional Items	Total	Excluding Exceptional Items	Exceptional Items	Total
Turnover (including share of joint ventures and associates) - Group production - Third party products	3 781 1 045	- -	3 781 1 045	3 282 640	- -	3 282 640
	4 826	-	4 826	3 922	-	3 922
Less: share of joint ventures and associates' turnover included above	(486)	-	(486)	(478)	-	(478)
Group turnover	4 340	-	4 340	3 444	-	3 444
Net operating costs (excluding depreciation and amortisation)	(3 074)	-	(3 074)	(2 305)	-	(2 305)
Depreciation and amortisation (b)	(424)	-	(424)	(386)	-	(386)
Group operating profit	842	-	842	753	-	753
Share of operating profit of joint ventures and associates	75	-	75	85	-	85
Operating profit (including share of operating profit of joint ventures and associates)	917	-	917	838	-	838
Comprising:
- Group production	904	-	904	831	-	831
- Third party products	13	-	13	7	-	7
	917	-	917	838	-	838
Income from other fixed asset investments	5	-	5	3		3
Profit on sale of fixed assets	13	-	13	3	-	3
Loss on sale of discontinued operations	-	-	-	-	(19)	(19)
Profit/(loss) before net interest and similar items payable, and taxation (EBIT) (a)	935	-	935	844	(19)	825
Net interest and similar items payable
- Group	(97)	-	(97)	(49)	-	(49)
- Joint ventures and associates	(26)	-	(26)	(18)	-	(18)
Profit/(loss) before taxation	812	-	812	777	(19)	758
Taxation	(285)	-	(285)	(193)	-	(193)
Profit /(loss) after taxation	527	-	527	584	(19)	565
Equity minority interests	(9)	-	(9)	(12)	-	(12)
Attributable profit/(loss)	518	-	518	572	(19)	553

Share of depreciation and amortisation of joint ventures and associates (c)	(38)	-	(38)	(42)	-	(42)
EBITDA [(a) + (b) + (c)]	1 397	-	1 397	1 272	(19)	1 253

Earnings per ordinary share (basic) (US cents)	8.3	-	8.3	9.2	(0.3)	8.9
Earnings per ordinary share (diluted) (US cents)	8.3	-	8.3	9.2	(0.3)	8.9

Under the terms of the DLC merger, the rights to dividends of a holder of an ordinary share in BHP Billiton Plc and a holder of an ordinary share in BHP Billiton Limited are identical. Consequently, earnings per share has been calculated on the basis of the aggregate number of ordinary shares ranking for dividend. The weighted average number of shares used for the purposes of calculating basic earnings per share is calculated after deduction of the shares held by the share repurchase scheme and the Group's employee share ownership trusts.

The calculation of basic earnings per ordinary share is based on earnings after tax and minority interests of US$518 million (30 September 2002: US$553 million) and the weighted average number of ordinary shares outstanding of 6,213 million (30 September 2002: 6,196 million). The calculation of diluted earnings per share is based on earnings after tax and minority interest of US$518 million (30 September 2002: US$553 million) and the weighted average number of shares outstanding of 6,235 million (30 September 2002: 6,207 million). The exceptional loss of US$19 million upon sale of the 6% interest in BHP Steel for US$75 million in July 2002 reduced basic and diluted earnings per share by 0.3 US cents for the three months ended 30 September 2002.

The financial information has been prepared using the same accounting policies as were used in preparing the results for the BHP Billiton Group as presented in the BHP Billiton Plc financial statements for the year ended 30 June 2003.

CUSTOMER SECTOR GROUP SUMMARY

The following table provides a summary of the Customer Sector Group results for the three months ended 30 September 2003 and the corresponding period (before exceptional items).

Three months ended 30 September (US$ Million)	Turnover (1)(2)			EBIT(2)
	2003	2002	Change %	2003	2002	Change %
Petroleum	896	817	9.7	291	384	-24.2
Aluminium	964	777	24.1	150	135	11.1
Base Metals	553	389	42.2	95	16	493.8
Carbon Steel Materials	1 054	851	23.9	275	267	3.0
Diamonds and Specialty Products	352	333	5.7	61	70	-12.9
Energy Coal	584	428	36.4	41	68	-39.7
Stainless Steel Materials	320	220	45.5	61	23	165.2
Group and Unallocated Items	305	185	64.9	(39)	(119)	67.2

BHP Billiton Group	4 826	3 922	23.0	935	844	10.8

(1) BHP Billiton Group turnover is stated after the elimination of intersegment transactions.

(2) Turnover and EBIT include trading activities comprising the sale of third party product.

An explanation of the factors influencing EBIT, including joint ventures and associates, by Customer Sector Group, is as follows:

Petroleum

Petroleum contributed EBIT of US$291 million, down from US$384 million, a decrease of 24.2% compared with the corresponding period.

The decrease in EBIT was largely due to lower sales volumes due to the timing of oil shipments in the corresponding period and lower oil and condensate production in the current period. Sales of oil and condensate for the current quarter of 15.5 million barrels were in line with production levels, whereas sales in the corresponding period of 20.6 million barrels were 2.0 million barrels higher than production.

Overall, production of petroleum products on a barrel of oil equivalent basis declined by 3% from 33.1 million barrels to 32.1 million barrels, with oil and condensate production declining by 16% from 18.6 million barrels to 15.5 million barrels. This was, as expected, due to natural field decline at Laminaria (Australia), Bass Strait (Australia) and Griffin (Australia). Natural field decline was partly offset by higher production from Liverpool Bay (UK) due to a maintenance shutdown in the corresponding period. Natural gas production (including LNG) increased by 19% from 71.9 billion standard cubic feet to 85.2 billion standard cubic feet. This was due to the successful commissioning of the Zamzama (Pakistan) Phase 1 project in July 2003, plus the increased production from Liverpool Bay.

Exploration expenditure of US$76 million was US$39 million higher than the corresponding period, resulting in a higher level of exploration charged to profit (US$50 million in the current period compared to US$21 million in the corresponding period). The conversion of A$ denominated net monetary liabilities, mainly resource rent tax, also had an unfavourable impact on EBIT. The A$ appreciated 2% during the current period in relation to the US$, compared with depreciation of 4% in the corresponding period. In addition, resource rent tax expense was impacted by amounts under-provided in prior periods of US$15 million.

These factors were partly offset by higher sales prices in the current period compared to the corresponding period. The average realised oil price was US$28.63 per barrel compared to US$26.97 per barrel in the corresponding period and the average realised natural gas price was US$2.18 per thousand standard cubic feet compared to US$1.90 per thousand standard cubic feet in the corresponding period.

Aluminium

Aluminium contributed EBIT of US$150 million, up from US$135 million, an increase of 11.1% compared with the corresponding period.

The increase in EBIT was mainly attributable to an increase in the average aluminium LME price of US$1,436 per tonne in the current period, compared to US$1,311 per tonne in the corresponding period. Higher sales volumes from Mozal due to full commissioning of the Mozal 2 expansion project in August 2003, together with higher sales from Hillside and Bayside (South Africa), which were mainly due to timing of shipments, also had a favourable impact on EBIT.

These factors were partially offset by the unfavourable impact of strengthening rand/US$ and A$/US$ average exchange rates on operating costs, inflationary pressure on South African and Brazilian costs, higher LME price-linked costs and additional costs associated with the electrical outage at the Alumar smelter in July 2003.

Base Metals

Base Metals contributed EBIT of US$95 million, up from US$16 million, an increase of US$79 million compared with the corresponding period.

The increase in EBIT was mainly attributable to the higher average realised copper price at US$0.83 per pound for the quarter ended 30 September 2003, compared to US$0.65 per pound in the corresponding period. Higher prices for silver, lead and zinc also had a favourable impact on EBIT compared with the corresponding period. Copper volumes sold were higher in the current year, primarily due to increased production from Escondida as a result of the Phase IV expansion project, which was completed in October 2002, partly offset by processing a lower quantity of material at Antamina (Peru) while access to ore is restricted to the flanks of the deposit. This situation at Antamina is likely to continue for the next six to nine months.

These factors were partially offset by lower silver and lead sales volumes at Cannington (Australia) and higher depreciation charges associated with the Phase IV expansion project at Escondida.

Carbon Steel Materials

Carbon Steel Materials contributed EBIT of US$275 million, up from US$267 million, an increase of 3.0% compared with the corresponding period.

The increase in EBIT was mainly attributable to higher iron ore prices following contract settlements announced in May 2003, and stronger prices for hot briquetted iron and manganese alloys. Improved cost performance at Western Australian iron ore operations due to higher production, continuing improvements in the operating performance of Boodarie Iron (Australia), together with increased shipments of Western Australian iron ore in response to continued strong customer demand, also had a favourable impact on EBIT.

These factors were partially offset by the unfavourable impact of stronger A$/US$ and rand/US$ average exchange rates on operating costs compared with the corresponding period.

Diamonds and Specialty Products

Diamonds and Specialty Products contributed EBIT of US$61 million, down from US$70 million, a decrease of 12.9% compared with the corresponding period.

The decrease in EBIT was mainly attributable to materially lower volumes from our titanium feedstock business in response to the weak market conditions and the unfavourable impact of the stronger rand/US$ average exchange rate on operating costs.

These factors were partially offset by increased diamond production, up 63% from the corresponding period, due to operational efficiencies and mining a pocket of high-grade ore in the current quarter.

Energy Coal

Energy Coal contributed EBIT of US$41 million, down from US$68 million, a decrease of 39.7% compared with the corresponding period.

The decrease in EBIT was primarily due to the unfavourable impact of stronger rand/US$ and A$/US$ average exchange rates on operating costs, and the conversion of rand and A$ denominated net monetary liabilities at balance date. In addition, lower export tonnage availability from Ingwe, down to 38% in the current quarter had an unfavourable impact on EBIT. This was mainly due to lower availability from Koornfontein following an accident at that mine and subsequent safety interventions, during the September 2003 quarter, and timing of shipments. Inflationary pressures in South Africa and Colombia also impacted EBIT negatively.

These adverse movements were partially offset by stronger export prices. Cost savings at Cerrejon Coal (Colombia) due to integration synergies and business improvement programs also had a favourable impact on EBIT as did increases in volumes at Hunter Valley (Australia), as the Mount Arthur North expansion continues, in Colombia, in response to strong Atlantic demand and in New Mexico (US), driven by strong seasonal demand.

Stainless Steel Materials

Stainless Steel Materials contributed EBIT of US$61 million, up from US$23 million, an increase of US$38 million compared with the corresponding period.

The increase in EBIT was driven by higher realised prices for ferrochrome, up 57% on the corresponding period, and higher realised prices for nickel, up 31% from US$3.16 per pound to US$4.14 per pound. Benefits from ongoing improvement programs at both Cerro Matoso (Colombia) and QNI Yabulu refinery also had a favourable impact on EBIT.

These factors were partially offset by the unfavourable impact of stronger rand/US$ and A$/US$ average exchange rates on operating costs, together with lower production levels at Samancor Chrome mainly attributable to the planned major maintenance program, which coincided with the high winter electricity tariff period. Higher price-linked nickel ore supply costs to the QNI Yabulu refinery and the unfavourable impact of inflationary pressures on costs in South Africa, also adversely affected EBIT.

Group and Unallocated Items

The net costs of Group and Unallocated Items, excluding gains and losses from legacy A$/US$ currency hedging and other exchange impacts, were US$53 million compared with US$68 million in the corresponding period.

Gains on legacy A$/US$ currency hedging were US$12 million during the current quarter, compared with losses of US$62 million in the corresponding period.

BHP BILLITON GROUP

STATEMENT OF FINANCIAL PERFORMANCE

(prepared in accordance with Australian GAAP)

Three months ended 30 September	2003	2002
	US$M	US$M
Revenue from ordinary activities
Sales	4 340	3 457
Other revenue	80	144
	4 420	3 601
Profit from ordinary activities before Depreciation, amortisation and borrowing costs	1 334	1 192
Deduct: Depreciation and amortisation	435	397
Borrowing costs	116	70
Profit from ordinary activities before tax	783	725
Deduct: Tax expense attributable to ordinary activities	267	170
Net profit	516	555
Outside equity interests in net profit	(9)	(13)
Net profit attributable to members of the BHP Billiton Group	507	542
Basic earnings per fully paid ordinary share (US cents)	8.2	8.7

Basis of Preparation

The results of the BHP Billiton Group, comprising BHP Billiton Limited and BHP Billiton Plc and their respective subsidiaries, for the three months ended 30 September 2003, and the corresponding period, have been prepared in accordance with Australian GAAP and Practice Note 71 'Financial reporting by Australian entities in dual listed company arrangements' issued by the Australian Securities and Investments Commission.

The financial information has been prepared using the same accounting policies as were used in preparing the results for the BHP Billiton Group as presented in the BHP Billiton Limited financial statements for the year ended 30 June 2003.

The above financial results are unaudited.

Forward-looking statements

Certain statements contained in this release, including statements in the section entitled 'Outlook', may constitute 'forward-looking statements' within the meaning of the US Private Securities Litigation Reform Act of 1995. We undertake no obligation to revise the forward-looking statements included in this release to reflect any future events or circumstances. Our actual results, performance or achievements could differ materially from the results expressed in, or implied by, these forward-looking statements. Factors that could cause or contribute to such differences are discussed in the sections entitled 'Risk Factors' and 'Operating and Financial Review and Prospects-General factors affecting our operating results' included in our annual report on Form 20-F for the fiscal year ended 30 June 2003, which we filed with the US Securities and Exchange Commission (SEC) on 23 October 2003 and is available on the SEC's website at 'www.sec.gov'.

Further information on BHP Billiton can be found on our Internet site: http://www.bhpbilliton.com

Australia Andrew Nairn, Investor Relations Tel: +61 3 9609 3952 Mobile: +61 408 313 259 email: Andrew.W.Nairn@bhpbilliton.com	United Kingdom Mark Lidiard, Investor & Media Relations Tel: +44 20 7802 4156 email: Mark.Lidiard@bhpbilliton.com

Tania Price, Media Relations
Tel: +61 3 9609 3815 Mobile: +61 419 152 780
email: Tania.Price@bhpbilliton.com

United States
Francis McAllister, Investor Relations
Tel: +1 713 961 8625 Mobile: +1 713 480 3699
email: Francis.R.McAllister@bhpbilliton.com

Ariane Gentil, Media Relations
Tel: +44 20 7802 4177
email: Ariane.Gentil@bhpbilliton.com

South Africa
Michael Campbell, Investor & Media Relations
Tel: +27 11 376 3360 Mobile: +27 82 458 2587
email: Michael.J.Campbell@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: Level 27, 180 Lonsdale Street Melbourne Victoria 3000 Telephone +61 1300 554 757 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Telephone +44 20 7802 4000 Facsimile +44 20 7802 4111

                                                                    The BHP Billiton Group is headquartered in Australia

__________________________________________________________________________________________________________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP BILLITON LIMITED
/s/ KAREN WOOD
_____________________

Karen Wood
Title: Company Secretary
Date: 29 October 2003